UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 000-12790

ORBOTECH LTD.
(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K is furnished with the Securities and Exchange Commission (the “SEC”).  This report shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto and incorporated by reference herein is the press release issued by Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”) on, and dated November 6, 2017, and entitled “Orbotech Outlines Plan For Revenues in Excess of $1.25B Driving Non-GAAP Net Income to 21-23% by 2020.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND OTHER INFORMATION

Except for historical information, the matters discussed in this Report are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties.  The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements.  These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control.  Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and administration change in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the ongoing audit of tax years 2012-2014 in Israel and related criminal investigation (see below), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

In May 2017, the Company received a best judgment tax assessment from the Israel Tax Authority (the “ITA”) with respect to an audit of the Company for the fiscal years 2012-2014 (the “Assessment”), for an aggregate amount of tax against the Company, after offsetting all operating losses for tax purposes available through the end of 2014, of approximately NIS 207 million (currently approximately U.S. $58 million) which amount includes related interest and linkage differentials (as of date of the Assessment).  All amounts related to the Assessment are given after application of the Company’s accumulated losses.  Approximately 80% of the amount of the Assessment, assuming that all accumulated losses are set off against the other matters included in the Assessment, relates to the following two matters: (1) the use of tax exempt profits derived from the Company’s approved and benefitting enterprises under the Law for the Encouragement of Capital Investment, 1959, in particular in its investments in, or acquisitions of, foreign subsidiaries; and (2) the purchase of shares of the Company by its foreign subsidiaries during the audit period.  The Company has not taken any reserves or provisions related to these two matters because it reasonably believes its positions are more likely than not correct as a legal matter.  The Company intends vigorously to contest the ITA’s position on both of these matters and does not anticipate establishing a provision related to these matters.  The other significant item in the Assessment relates to the Company’s transfer pricing.  As of September 30, 2017, the Company’s tax provisions with respect to the audit period cover at least a majority of the remaining 20% of the Assessment.  However, because of the ongoing criminal investigation against the Company, certain of its employees and its tax consultant related to tax positions taken by the Company in the audit period as well as in prior periods, the Company has not conducted a comprehensive independent review of the work of its employees and tax consultant involved in evaluating and establishing its tax positions, including with respect to this and certain other matters that are the subject of the Assessment.  The Company expects to begin this review process in connection with the preparation of its annual financial statements and annual report, however it cannot assure investors of the timing or outcome of such review.

If the Company’s evaluation of its tax positions proves to be inaccurate, it may be required to increase its provisions or take a charge in future periods.  The outcome of its review may also impact the Company’s results of operations as a result of tax positions taken for subsequent fiscal years.  The amount of the increase and/or the charge against earnings could be material with respect to the audit period and subsequent periods.  In addition, the Company does not have any insight into the scope or time period of the criminal investigation or the timing of any prosecutorial action related to the investigation which may occur in the coming days, weeks, months or years.  Although the Company cannot predict the timing of any prosecutorial action, the Company expects to be summoned to the prosecutor’s office for a hearing, at which it will have the opportunity to present its positions, prior to any indictments of the Company and/or certain of its employees and/or payment of monetary amounts in lieu of such indictments.  The Company has not conducted its own investigation into any matters that may be the subject of such investigation and will only do so once the criminal investigation has been completed.  The Company intends vigorously to contest the Assessment in accordance with Israeli law as well as defend itself and its employees in the criminal matter, but it cannot assure investors as to the outcome or timing of completion of either process, including the amount of tax ultimately payable related to 2012-2014 and prior fiscal years, or any additional taxes, penalties, criminal sanctions, indictments, fines and other amounts or that may be imposed as a result of the Assessment and criminal investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation.

The foregoing information should be read in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings.  The Company is subject to the foregoing and other risks detailed in those reports.  The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

EXHIBITS

Exhibit #	Description
99.1	Press release issued by the Registrant on, and dated November 6, 2017, and entitled “Orbotech Outlines Plan For Revenues in Excess of $1.25B Driving Non-GAAP Net Income to 21-23% by 2020.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ RAN BAREKET
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date: November 6, 2017